03 AUG 29 AM 7:21




03029630

SEGA CORPORATION

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

August 27, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20549

SUPPL

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Notice of Approval of the Delisting of the Shares at Euronext-Paris Stock Exchange

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,

Shoichi Yamazaki
Officer
President Office
SEGA CORPORATION

dlw 8/29

August 27, 2003
SEGA CORPORATION
Hisao Oguchi,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
President Office

Notice of the Approval of the Delisting of the Shares at the Euronext-Paris Stock Exchange

Regarding the delisting from the Euronext-Paris Stock Exchange announced on May 19, 2003, we received the official approval of the delisting and its scheduled date from the Euronext-Paris Stock Exchange today. The scheduled date for the delisting is August 29, 2003 (local time in Paris).

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